JPMORGAN EXCHANGE-TRADED FUND TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

February 18, 2020

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Exchange-Traded Fund Trust (the “Trust”)

File Nos. 333-191837; 811-22903

Post-Effective Amendment No. 244

Dear Ms. White:

This letter is in response to the comments you provided telephonically on January 31, 2020 with respect to the filing related to the JPMorgan BetaBuilders U.S. Mid Cap Equity ETF (the “Fund”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933. Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s Registration Statement.

PROSPECTUS

1.	Comment: Please update the series information on EDGAR with the Fund’s ticker.

Response: The update will be made prior to the launch of the Fund.

2.

Comment: The “The Fund’s Main Investment Risks” section lists “Financials Sector Risk,” “Information Technology Risk,” and “Industrials Risk” as principal risks of the Fund. Please consider adding corresponding principal investment strategy disclosure.

Response: The requested change will be made.

3.

Comment: The fourth paragraph in the “Management and Administration” section states that “JPMIM uses the portfolio management, research and other resources of a foreign (non-U.S.) affiliate of JPMIM and may provide services to the Fund through a “participating affiliate” arrangement, as that term is used in relief granted by the staff of the SEC.” Please confirm that to the extent any participating affiliate arrangements are used, they will comply with the conditions set forth in prior staff no-action letters and in the March 2017 Division of Investment Management Information Update for advisers relying on the Unibanco line of no-action letters.

Response: J.P. Morgan Investment Management Inc. (the “Adviser”) confirms that to the extent any participating affiliate arrangements are used, they will comply with the conditions set forth in prior staff no-action letters and in the March 2017 Division of Investment Management Information Update for advisers relying on the Unibanco line of no-action letters.

4.	Comment: If the Fund is a party to a sublicense agreement for the Underlying Index, please file the agreement as an exhibit to the Trust’s registration statement.

Response: The Sublicense Agreement between the Trust and the Adviser was previously filed on EDGAR on June 27, 2018. An amended Schedule A will be filed at or prior to the effective date of the Fund’s registration statement.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 270-6803.

Sincerely,

/s/ Zachary Vonnegut-Gabovitch
Zachary Vonnegut-Gabovitch
Assistant Secretary

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